SOPRIS CAPITAL
ADVISORS

March 20, 2007

Jeffrey Kelley, Esq.
Troutman Sanders, LLP
600 Peachtree Street, NE
Suite 5200
Atlanta, Georgia 30308-2216

Re: Allied Holdings, Inc. et al. (the "Debtors")

Dear Mr. Kelley:

We understand that the Debtors' used confidential employment data to transmit to all employees who are IBT members a materially misleading letter from The Yucaipa Companies ("Yucaipa"), dated March 14, 2007 (the "Yucaipa Letter"). The Yucaipa Letter urges all IBT employees to vote to approve or support a Yucaipa-sponsored modification to the Debtors' existing collective bargaining agreement with the IBT, which is at the heart of Yucaipa's Chapter 11 plan for the Debtors. The Yucaipa Letter states that if the IBT employees did not support the Yucaipa Plan, the Debtors would not "survive" and would be liquidated. As a consequence, the IBT employees would lose their jobs. The Yucaipa Letter states:

> The only path out of bankruptcy offered prior to Yucaipa's plan included an 1113(b) court filing which if approved would either destroy your contract by providing Allied with $65 million of annual concessions from you, or result in a strike, or both. The labor agreement currently being presented to you is part of an alternative solution that Yucaipa negotiated with your union leadership. Yucaipa is putting its money up, alongside yours, so that we may then persuade a new group of financial institutions to lend us new capital to replace the existing lenders and get Allied out of bankruptcy. Without a commitment from these institutions, Allied cannot get out of bankruptcy and will revert back to the 1113(b) process.

314 South Galena Street
Suite 300
Aspen, Colorado 81611

tel 970 925 7620 fax 970 925 7804

The suggestion that the Debtors would not "survive" and need to be liquidated if the Yucaipa Plan is not approved and confirmed is materially misleading. Yucaipa's characterization of the lack of alternatives to the Yucaipa Plan is likewise materially misleading.

The Debtors are well aware that Sopris has made an alternative plan proposal - - a fully-funded proposal - - under which the Debtors would not be liquidated. Far from it, the IBT members are treated better under Sopris Plan under which they would even participate in the future profits of the reorganized Debtors. The Sopris Plan Term Sheet and DIP Loan Term Sheet are fully funded and not contingent like the Yucaipa Plan proposal. Is Yucaipa - - and the Debtors by their complicity in the Yucaipa's Letter scare tactics - - seriously attempting to suggest that the IBT members would reject a deal that is more favorable to labor?

Finally, even if the Yucaipa Letter was not blatantly false and misleading - - and it plainly is - - it was nonetheless inappropriate for the Debtors or Yucaipa to transmit the Yucaipa Letter to the IBT members in view of Section 1125(b) of the Bankruptcy Code.[1] That the Yucaipa Letter is materially misleading and false compounds the problem and requires remedial action immediately.

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[1] There is a "disclaimer" on the bottom of page 2 of the Yucaipa Letter, which attempts to distinguish between soliciting a vote on a Chapter 11 plan and soliciting a vote on a "new Allied labor deal." The "new Allied labor deal" is integral to Yucaipa's Chapter 11 Plan proposal. Under the Yucaipa Chapter 11 Plan, the IBT members would, at the very least, agree to waive claims against the Debtors.

We hereby demand that the Debtors immediately transmit this letter to all of the Debtors' employees who are IBT members so they can be told in no uncertain terms that the Debtors will not be liquidated if the Yucaipa Plan and labor deal are not implemented, and that the Sopris Plan proposal is a viable alternative to the Yucaipa Plan.

Very truly yours,

Nikos Hecht

Mr. Robert Rutland
Mr. Gus Small, Esq.